SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

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Gateway Energy Corporation

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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GATEWAY ENERGY CORPORATION
500 Dallas Street, Suite 2615
Houston, Texas 77002

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
MAY 22, 2002

To the Stockholders of Gateway Energy Corporation:

You are cordially invited to attend the Annual Meeting of Stockholders of Gateway Energy Corporation (the "Company") to be held at The Warwick Hotel, 5701 Main Street, Houston, Texas 77005 on Wednesday, May 22, 2002 at 10:00 a.m. Central Time. The purpose of the meeting is to transact the following business:

1. To elect a Board of Directors to serve until the next annual meeting of stockholders.

2. To ratify the appointment of Deloitte & Touche LLP as independent public accountants.

3. To transact such other business as may properly come before the meeting or any adjournment thereof.

Stockholders of record at the close of business on March 29, 2002 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting.

The Board of Directors appreciates and encourages stockholder participation in the Company's affairs, and we hope you can attend in person. Whether or not you plan to attend the meeting, it is important that your shares be represented. Therefore, please sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience.

During the meeting the Board of Directors will report to you on the Company's progress during this past year and will discuss plans for the current year. We welcome this opportunity to share our progress with you and look forward to your comments and questions.

By Order of the Board of Directors

Michael T. Fadden
Chairman, CEO and President

Houston, Texas
April 22, 2002

GATEWAY ENERGY CORPORATION
500 Dallas Street, Suite 2615
Houston, Texas 77002

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS
MAY 22, 2002

GENERAL INFORMATION

This Proxy Statement is furnished to the holders of the Common Stock, $0.25 par value per share ("Common Stock") in connection with the solicitation of proxies by the Board of Directors of Gateway Energy Corporation (the "Company") to be voted at the Annual Meeting of Stockholders to be held on May 22, 2002, or any adjournment thereof. The first mailing of the proxy material to the holders of the Common Stock will be made on approximately April 20, 2002.

The cost of the solicitation of proxies will be borne by the Company. In addition to the use of the mails, proxies may be solicited personally, or by telephone or electronic media by regular employees of the Company. The Company will reimburse brokers and other custodians, nominees or fiduciaries for their expenses in forwarding proxy material to security owners and obtaining their proxies.

Stockholders of record at the close of business on March 29, 2002 (the "Record Date") are entitled to vote on matters to come before the meeting. On that date there were outstanding and entitled to vote 15,354,880 shares of Common Stock. Each share is entitled to one vote on each matter presented.

Any proxy may be revoked by a stockholder at any time before it is exercised by giving written notice to that effect to the Secretary of the Company or by signing a later-dated proxy. Stockholders who attend the Annual Meeting may revoke any proxy previously granted and vote in person.

All properly executed proxies will be voted in accordance with the instructions contained thereon, and if no instruction is specified, the proxies will be voted for the election of the eight directors named elsewhere in the Proxy Statement, for ratification of the appointment of Deloitte & Touche LLP as independent public accountants, and in accordance with the instruction of the Board of Directors as to any other matters. Abstentions do not constitute a vote "FOR" or "AGAINST" any matter listed in the accompanying Notice of Annual Meeting, but will be included in determining the number of shares present for purposes of obtaining a quorum. Also broker "non-votes" (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as present for purposes of determining the presence of a quorum at the Annual Meeting. If such a quorum should not be present, the Annual Meeting may be adjourned from time to time until the necessary quorum is obtained.

PROPOSAL 1

ELECTION OF DIRECTORS

Following is a list of the names, addresses, and ages of the eight nominees, all of whom are presently serving as Directors. Also included in the chart is the year in which each became a Director of the Company. Footnoted below is the past five-year business history of each Director nominee and any public company directorships held by such persons. The proxy holders named in the proxy intend to vote "FOR" the election of the eight nominees listed below unless authority to so vote is withheld. In the unexpected event that any of the nominees is unable to serve or for good cause will not serve as a Director, the proxy holders reserve the right to vote for such substitute nominees that are designated by the Board of Directors.

The Board of Directors recommends a vote "FOR" the election of the eight nominees listed below.

Name	Address	Age	Director Since
Michael T. Fadden	500 Dallas Street, Suite 2615, Houston, TX 77002	61	1997
John B. Ewing, Jr.	1800 Second Street, Suite 799, Sarasota, FL 34236	80	1988
Scott D. Heflin	500 Dallas Street, Suite 2615, Houston, TX 77002	44	1999
Earl P. Hoffman	2 Northpoint Drive, Suite 820, Houston, TX 77060	60	1998
Charles A. Holtgraves	Post Office Box 860202, Shawnee, KS 66286	37	1988
Larry J. Horbach	10842 Old Mill Road, Suite 5A, Omaha, NE 68154	60	1990
Gary A. McConnell	12516 Shamrock Rd., Omaha, NE 68154	61	1998
Abe Yeddis	11700 West 85th Street, Lenexa, KS 66214	85	1997

Michael T. Fadden.   Mr. Fadden has served as Chairman of the Board of Directors since February 1999, CEO since July 1998 and President since August 1997. Prior to becoming CEO, he served as COO from August 1997 until his election as CEO in July 1998. Mr. Fadden served as President of Abtech Resources, Inc. from 1993 to 1997.

John B. Ewing, Jr.   Mr. Ewing currently serves as a Director of the Company. He has been an attorney in private practice since 1947.

Scott D. Heflin.   Mr. Heflin currently serves as a Director of the Company. He has served as Chief Financial Officer of the Company since September 1998 and Treasurer and Secretary of the Company since November 1998. Mr. Heflin was Controller of Monterey Resources, Inc. from 1997 to 1998, Assistant Controller of Santa Fe Energy Resources, Inc. from 1996 to 1997 and Controller of Transfuel, Inc. from 1994 to 1995.

Earl P. Hoffman.   Mr. Hoffman currently serves as a Director of the Company. He has served since 1992 as CEO and as President since 2000 of Advanced Extraction Technologies, Inc., a technology licensing company serving the natural gas, refining and petrochemical industries.

Charles A. Holtgraves.   Mr. Holtgraves currently serves as a Director of the Company. He was the CFO and Vice President of First Mortgage Investment Company from 1989 to 1999 and is currently President of Argus Investment Group and Chairman and President of Advanced Financial, Inc.

Larry J. Horbach.   Mr. Horbach currently serves as a Director of the Company. He has served as Chairman, President and CEO, and Executive Vice President—Shareholder Relations of the Company from June 1990, resigning as President in August 1997, CEO in July 1998, Chairman in February 1999, and Executive Vice President—Shareholder Relations in July 1999. Mr. Horbach is the owner of L.J. Horbach & Associates.

Gary A. McConnell.   Mr. McConnell currently serves as a Director of the Company. He served as Chief Financial Officer for Northern Border Partners LP before becoming a private investor in 1994.

Abe Yeddis.   Mr. Yeddis currently serves as a Director of the Company. He is Chairman and CEO of Promotional Headwear International and has served in such capacity since 1975.

PROPOSAL 2
RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors has appointed Deloitte & Touche LLP, independent public accountants, to examine the financial statements of Gateway Energy Corporation for the year ending December 31, 2002, and to perform other audit and accounting related activities as may be requested from time to time by management or the Board of Directors.

The Board has directed that the appointment of Deloitte & Touche LLP be submitted to the stockholders for approval. The affirmative vote of a majority of the shares of Common Stock present or represented and entitled to vote on the proposal at the Annual Meeting is required for approval. If the stockholders do not approve, the Audit Committee and the Board will reconsider the appointment.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting. They will be available to respond to appropriate questions and will have an opportunity to make a statement if they so desire.

The Board of Directors recommends a vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as independent public accountants.

GOVERNANCE OF THE COMPANY

The Board of Directors

The business of the Company is managed under the direction of the Board of Directors. There were seven meetings in the year ended December 31, 2001. During the twelve-month period, no director attended fewer than 75% of all of the meetings of the Board of Directors and all meetings of Board committees upon which the directors served.

Compensation of Directors

The Company does not compensate employee-directors in their capacity as directors of the Company. All Directors were reimbursed for reasonable travel and lodging expenses incurred while attending Board, Committee or Annual meetings. In the year ended December 31, 2001, the compensation policy for non-employee directors (i.e. "Outside Directors") was as follows:

- A one-time grant of an option to purchase 10,000 shares of Common Stock, at fair market value on date of grant, pursuant to the Outside Directors Stock Option Plan.

- An annual retainer of $10,000, one-half in Common Stock, valued and payable at the market price on the date of the Annual Meeting of Stockholders, and one-half in cash payable at a rate of $1,250 each quarter.

- A cash payment of $125 per hour for each Board, Committee or Annual Meeting attended; provided that meetings and specific consultations with the Company's executive management lasting at least eight hours are compensated on a per diem rate of $1,000.

Committees of the Board of Directors

The Board of Directors has established an Audit Committee and a Compensation and Stock Option Committee. The Board of Directors does not have a Nominating Committee. The Executive Committee, currently comprised of Messrs. Fadden, Heflin and Hoffman, oversees and administers the Outside Directors Stock Option Plan.

Audit Committee

The primary purpose of the Audit Committee is to protect the interest of the Company's stockholders and directors by assisting the Board of Directors in fulfilling its responsibility over the financial policies and reporting process, internal controls structure and compliance with legal and regulatory requirements. The Audit Committee recommends to the Board the appointment of the independent auditors, and periodically reviews and evaluates their performance and independence from management. As reported on Form 8-K dated August 16, 2001, the Audit Committee recommended and the Board of Directors approved the dismissal of Grant Thornton LLP as the Company's certifying accountant. Further, based on a recommendation from the Audit Committee, the Board of Directors approved Deloitte & Touche LLP as the Company's successor certifying accountant, effective August 17, 2001. Messrs. Holtgraves, McConnell and Yeddis comprise the Audit Committee and each is independent from the Company as defined by NASD listing standards. The Audit Committee met five times during the year ended December 31, 2001.

Management has primary responsibility for the Company's financial statements. The Company's independent auditors, Deloitte & Touche LLP, audit the annual financial statements prepared by management and express an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles. Additionally, Deloitte & Touche LLP conducts quarterly reviews of the Company's financial statements in accordance with Statement on Auditing Standards ("SAS") No. 71, "Interim Financial Information", as amended by SAS No. 90, "Audit Committee Communications".

During the year ended December 31, 2001:

- The Company's independent auditors discussed with the Audit Committee issues required to be discussed by SAS No. 61, "Communications with Audit Committees", as amended by SAS No. 90. SAS No. 61, as amended by SAS No. 90, specifies that the discussion should involve management and include such matters as the consistency, clarity and completeness of accounting policies and disclosures.

- The Audit Committee reviewed the Company's audited financial statements and met with both management and Deloitte & Touche LLP to discuss those financial statements. Management has represented to the Audit Committee that those financial statements were prepared in accordance with generally accepted accounting principles.

- The Audit Committee discussed with Deloitte & Touche LLP the written disclosure and letter required by independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees". That Standard addresses the auditors' independence from the Company.

- Based on its review and the discussions noted above, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001.

Gary A. McConnell (Chairman)
Charles A. Holtgraves
Abe Yeddis

Compensation and Stock Option Committee

The primary purpose of the Compensation and Stock Option Committee is to recommend to the Board of Directors compensation for officers of the Company and to administer the Company's Stock Option Plan. Among other things, the Committee recommends to the Board the executives to be included in the Company's Executive Compensation Plan, the annual base salary for covered executives and any grants of stock options pursuant to the Executive and Middle Management Compensation

Plans, which are discussed in more detail in the following section under the caption EXECUTIVE COMPENSATION. Messrs. Ewing, Hoffman and Horbach currently serve on the Committee. The Committee met five times during the year ended December 31, 2001.

The Compensation and Stock Option Committee and the Board of Directors believe that the Executive Plan and the Middle Management Plan will help the Company employ and retain key executive officers and employees, who will in turn maximize the value of the Company's Common Stock.

John B. Ewing, Jr. (Chairman)
Earl P. Hoffman
Larry J. Horbach

LIST OF CURRENT EXECUTIVE OFFICERS OF THE COMPANY

The following is a list of the names and ages of the current executive officers of the Company, their business history for the past five years and the year in which each person became an Officer of the Company.

Name	Age	Position & Principal Occupation for Last Five Years	Officer Since
Michael T. Fadden	61	Chairman of the Board since February 1999, CEO since July 1998, and President since August 1997; COO of the Company from August 1997 until July 1998; Served as President of Abtech Resources, Inc. from 1993 to 1997.	1997
Scott D. Heflin	44	Chief Financial Officer of the Company since September 1998; Treasurer and Secretary since November 1998; Controller of Monterey Resources, Inc. in 1997; Assistant Controller of Santa Fe Energy Resources, Inc. in 1996; Controller of Transfuel, Inc. 1994-1995.	1998

EXECUTIVE COMPENSATION

The Board of Directors and Compensation and Stock Option Committee have approved an Executive Compensation Plan ("Executive Plan") and a Middle Management Compensation Plan ("Middle Management Plan") for the Company. The executives to be covered are determined by the Compensation and Stock Option Committee of the Board. The Middle Management employees to be covered are determined by the President. Currently the CEO and CFO are covered by the Executive Plan and three employees in the Company's subsidiary operations are covered by the Middle Management Plan.

Both the Executive Plan and the Middle Management Plan have three components: base salary, short-term incentive and long-term incentive. Base salaries are set annually. The short-term incentive under both plans is a cash bonus to be paid upon attainment of certain goals, which goals are set by the Board of Directors annually. No bonuses were payable for the year ended December 31, 2001 under the Executive Compensation Plan or the Middle Management Compensation Plan. The long-term incentive portion is comprised of incentive or non-qualified stock options on the Company's Common Stock. The Company's 1998 Stock Option Plan governs in all respects the number of options, terms and conditions of any grants made under each of the Executive Plan and the Middle Management Plan.

Summary Compensation Table. Current information presented below is for the year ended December 31, 2001. On November 4, 1999 the Board of Directors approved a change in the Company's fiscal year-end from February 28/29 to December 31. Accordingly, information presented below for December 31, 1999 is for the ten-month period from March 1, 1999 through December 31, 1999.

Individual executive officer compensation for the year ended December 31, 2001, includes base salary, certain expense allowances provided by the Company and matching contributions of the Company to its 401(k) Savings Plan. The following Summary Compensation Table includes compensation paid in cash.

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other annual compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SAR's (#)	LTIP Payouts ($)	All Other Compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Michael T. Fadden ..	12/31/01	$170,830	—	$12,450	—	—	—	—
Chairman, CEO	12/31/00	150,000	—	11,916	—	—	—	—
and President	12/31/99(1)	125,000	—	9,930	—	—	—	—
Scott D. Heflin								
Chief Financial	12/31/01	$117,000	—	$10,676	—	35,000	—	—
Officer, Treasurer	12/31/00	102,000	—	10,294	—	30,000	—	—
and Secretary	12/31/99(1)	78,000	—	7,904	—	—	—	—

(1) Represents the ten months ended December 31, 1999.

Executive Employment Agreements

In the third quarter 2001 the Company entered into employment agreements ("the Agreements") with Mr. Fadden and Mr. Heflin (collectively, the "Executives").

The term of the Agreements is through October 31, 2004, renewable for successive one-year terms at the option of the Company. Under the Agreements, Mr. Fadden's base salary is $175,000 per year and Mr. Heflin's base salary is $120,000 per year. The Agreements provide for severance benefits in the event that the Company terminates the Executives' employment other than for cause, or if the Executives resign following certain adverse changes in the terms of their compensation or job responsibilities for a period of three years following a change in control of the Company.

In the case of termination other than for cause where there is no change in control, these benefits would be calculated based on (1) one year's base salary, or (2) the base salary attributable to the remaining term of the Agreements, whichever is greater, plus any unpaid bonus attributable to the previous year of employment. If the termination occurs during a one-year renewal period of the Agreements, benefits would be calculated based on the base salary attributable to the remaining months of the one-year term, plus a pro rata share of any cash bonus paid for the year of termination attributable to that portion of the year during which the Executive was employed.

In the case of a change in control of the Company, these benefits would be calculated based on an amount equal to twice the sum of the Executives' then annual base salary plus their average annual incentive bonus for the two years preceding such termination. The Company will continue to provide, at its expense, certain Executive health and welfare benefits for a period of up to four (4) years, reduced by any such benefits obtained from subsequent employers.

The Agreements contain a non-competition provision under which the Executives are required to not engage in certain activities on behalf of competitors of the Company while employed by the Company and for a period of six months following termination. Further, Mr. Fadden's Agreement requires that he not engage, directly or indirectly, in any manner with any business or company engaged in removal of nitrogen from natural gas streams while he is employed by the Company and for a period of two years following his termination of employment.

Option/SAR Grants for the year ended December 31, 2001

The following table sets forth information with respect to stock options granted to Mr. Heflin in accordance with the 1998 Stock Option Plan during the year ended December 31, 2001. No Stock Appreciation Right ("SAR") grants were made during the year ended December 31, 2001.

	Individual Grants				Potential realizable value at assumed annual rates of stock price appreciation for option term	
Name	Number of securities underlying options/SARs granted(#)	Percent of total options/SARs granted to employees in fiscal year	Exercise or base price ($/Sh)	Expiration date	5% ($)	10% ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Scott D. Heflin	35,000	33.33%	$0.50	2/6/11	$11,006	$27,890

Aggregated Option/SAR Exercises in the year ended December 31, 2001 and period-end Option/SAR Values

The following table sets forth information with respect to unexercised options and SARs. No stock options were exercised during the year ended December 31, 2001.

Name	Shares acquired on exercise (#)	Value Realized ($)	Number of securities underlying unexercised options/SARs at December 31, 2001 Exercisable ("Ex") Unexercisable ("Un")	Value (1) of unexercised in-the-money options/SARs at December 31, 2001 Exercisable ("Ex") Unexercisable ("Un")
(a)	(b)	(c)	(d)	(e)
Michael T. Fadden	—	$ —	50,000 ("Ex")	$ — ("Ex")
	—	—	173,500 ("Ex")	— ("Ex")
	—	—	2,250 ("Ex")	— ("Ex")
Scott D. Heflin(2)	—	$ —	81,666 ("Ex")	$6,800 ("Ex")
	—	—	33,334 ("Un")	3,400 ("Un")

(1) The value of the options was determined by using the average of the high and low price of the Company's Common Stock ($0.3400) on December 31, 2001.

(2) The 50,000 options granted in 1998 are fully vested but not in-the-money. Of the 30,000 options granted in 2000, 20,000 are vested and in-the-money. Of the 35,000 options granted in 2001, 11,667 are vested but not in-the-money.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of March 29, 2002 the following persons are known to the Company to be beneficial owners of more than five percent (5%) of the Company's voting Common Stock. The following table sets forth information concerning the shares of Common Stock owned by those persons.

(1)Title of Class	(2) Name and address of beneficial owner	(3) Amount and nature of beneficial ownership	(4) Percent of class(1)
Common Stock	Michael T. Fadden 500 Dallas, Suite 2615 Houston, TX 77002	907,550[2]	5.9%

(1) Based upon 15,354,880 shares of Common Stock outstanding as of March 29, 2002.

(2) This number of shares beneficially owned includes 225,750 shares purchasable pursuant to currently exercisable options or warrants.

The following table sets forth information concerning the shares of Common Stock beneficially owned by (i) each director of the Company; (ii) each of the executive officers of the Company; and (iii) all directors and executive officers as a group.

Name	No. of Shares	%(1)
Michael T. Fadden, Chairman, CEO and President	907,550[2]	5.9%
John B. Ewing, Jr., Director	60,227[3]	*
Scott D. Heflin, CFO, Treasurer and Secretary	131,166[4]	*
Earl P. Hoffman, Director	37,380[5]	*
Charles A. Holtgraves, Director	289,753[6]	1.9%
Larry J. Horbach, Director	81,961[7]	*
Gary A. McConnell, Director	162,425[8]	1.1%
Abe Yeddis, Director	143,866[9]	*

* Indicates less than 1% ownership.

All directors and officers as a group beneficially own 1,814,328 shares, including currently exercisable options or warrants, or 11.8% of the outstanding Common Stock as of March 29, 2002. (1)(10)

(1) Based upon 15,354,880 shares of Common Stock outstanding as of March 29, 2002. Each named person is deemed to be the beneficial owner of shares of Common Stock that may be acquired within 60 days upon exercise of stock options and shares or options owned indirectly through a partnership or corporation. Accordingly, the number of shares and percentage set forth next to the name of such person and all officers and directors as a group include the shares of Common Stock issuable upon presently exercisable stock options and any shares or options owned indirectly. However, the shares of Common Stock so issuable upon such exercise by any such person are not included in calculating the percentage of Common Stock beneficially owned by any other stockholder.

(2) This number of shares beneficially owned includes 225,750 shares purchasable pursuant to currently exercisable options or warrants.

(3) This number of shares beneficially owned includes 10,000 shares purchasable pursuant to currently exercisable options or warrants.

(4) This number of shares beneficially owned includes 81,666 shares purchasable pursuant to currently exercisable options or warrants.

(5) This number of shares beneficially owned includes 10,000 shares purchasable pursuant to currently exercisable options or warrants.

(6) This number of shares beneficially owned includes 10,000 shares purchasable pursuant to currently exercisable options or warrants. This number of shares beneficially owned includes 10,442 shares held by Philip J. Holtgraves; 25,825 shares held by the Vesta M. Holtgraves Revocable Trust; 20,000 shares held by Philip J. Holtgraves c/o Argus Investment Group; and 112,751 shares held by the Holtgraves Family Limited Partnership.

(7) This number of shares beneficially owned includes 25,096 shares owned by H & F Investments, a partnership in which Mr. Horbach has a 50% interest.

(8) This number of shares beneficially owned includes 10,000 shares purchasable pursuant to currently exercisable options or warrants.

(9) This number of shares beneficially owned includes 10,000 shares purchasable pursuant to currently exercisable options or warrants.

(10) The number of shares and percentage calculation includes 25,096 shares owned by H & F Investments, a partnership in which Mr. Horbach has a 50% interest; and 10,442 shares held by Philip J. Holtgraves; 25,825 shares held by the Vesta M. Holtgraves Revocable Trust; 20,000 shares held by Philip J. Holtgraves c/o Argus Investment Group; and 112,751 shares held by the Holtgraves Family Limited Partnership in which Mr. Holtgraves has beneficial ownership; and 357,416 shares of Common Stock beneficially owned by directors and officers, purchasable pursuant to presently exercisable options or warrants.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has an exclusive license in the U.S. from Advanced Extraction Technologies, Inc. ("AET") to use technology developed by AET to remove nitrogen from natural gas. The Company made an optional payment to AET of $90,000 on September 30, 2001, pursuant to an October 31, 2000 amendment to expand the agreement. The expanded license agreement gives the Company the exclusive right in the United States to utilize AET's patented absorption based nitrogen rejection technology through at least December 31, 2004. The Company's exclusive rights under the agreement will continue after December 31, 2004 for as long as the Company meets certain installed nitrogen rejection unit capacity targets. The Company is required to pay a license fee per unit of volumes processed through each unit so long as there are any unexpired patents covering the technology. Earl P. Hoffman, a director of the Company, is AET's President and CEO and a major stockholder in AET.

INDEPENDENT PUBLIC ACCOUNTANTS

Audit Fees

Effective August 16, 2001, the Company elected to change its certifying accountant and states the following:

(i) Grant Thornton LLP ("Grant") was dismissed by the Company, effective August 16, 2001.

(ii) Grant issued unqualified opinions on the Company's financial statements for the prior two audit periods.

(iii) The decision to change accountants was recommended by the Audit Committee of the Board of Directors and approved by the Board of Directors.

(iv) During the prior two audit periods and the interim period through August 16, 2001, there were no disagreements with Grant, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, which, if not resolved to Grant's satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

(v) The Company requested a letter from Grant stating whether or not it agrees with the statements made by the Company and filed the letter as Exhibit 16 to Form 8-K on August 16, 2001.

Further, based on a recommendation from the Audit Committee, the Board of Directors approved Deloitte & Touche LLP as the Company's successor certifying accountant, effective August 17, 2001.

For the year ended December 31, 2001, the Company expects to pay Deloitte & Touche LLP and Grant Thornton LLP, the Company's prior auditors, aggregate fees of $57,000 and $4,500 for auditing the annual financial statements included in the Company's Form 10-KSB and reviewing the quarterly financial statements included in the Company's Forms 10-QSB.

All Other Fees

The Company did not pay any fees for financial information systems design and implementation. For the year ended December 31, 2001, the Company expects to pay Deloitte & Touche LLP and Grant Thornton LLP aggregate fees of $15,000 and $6,125 for non-audit related services, primarily for preparation of federal and state income tax returns. The Audit Committee of the Board of Directors reviewed the nature of non-audit services provided by both Deloitte & Touche LLP and Grant Thornton LLP and determined that such services are compatible with maintaining the accountants' independence from the Company.


OTHER BUSINESS


Management does not intend to bring any business before the Annual Meeting other than the matters referred to in the accompanying notice and at this date has not been informed of any matters that may be presented to the Annual Meeting by others. If, however, any other matters properly come before the Annual Meeting, it is intended that the persons named in the accompanying proxy will vote in accordance with the instructions of the Board of Directors on such matters.


ANNUAL REPORT


The Company's Annual Report, including the Form 10-KSB for the year ended December 31, 2001, is being mailed to stockholders concurrently herewith. The Annual Report is not a part of the proxy solicitation material. Additional copies of the Annual Report which includes the Form 10-KSB for the year ended December 31, 2001, will be provided, without charge, upon written request from any stockholder to: Gateway Energy Corporation, Attention: Nancy S. Block, Manager of Investor Relations & Administration, 500 Dallas Street, Suite 2615, Houston, Texas 77002.


COMPLIANCE WITH SECTION 16 (a) OF THE EXCHANGE ACT


Section 16 (a) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), requires the Company's officers and directors and persons who own more than 10% of the registered class of the Company's equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission (the 'SEC'). Such officers, directors, and 10% stockholders are also required by the SEC rules to furnish the Company with copies of all Section 16(a) forms they file. For the year ended December 31, 2001, Directors Heflin and McConnell failed to timely file Form 4's.

STOCKHOLDER PROPOSALS FOR 2002

Stockholders may submit proposals on matters appropriate for stockholder action at the Company's annual meeting, consistent with regulations adopted by the SEC. Proposals to be considered for inclusion in the Proxy Statement for the 2003 Annual Meeting must be received by the Company not later than December 15, 2002. Proposals should be directed to the attention of the Secretary, Gateway Energy Corporation, 500 Dallas Street, Suite 2615, Houston, Texas 77002.

Please date, sign and mail your proxy card back as soon as possible!

Annual Meeting of Stockholders

GATEWAY ENERGY CORPORATION

May 22, 2002

....

△ Please Detach and Mail in the Envelope Provided △

Please mark your votes as in this example

1. Election of Directors

FOR the eight nominees (except as indicated below) ☐	WITHHOLD AUTHORITY to vote for eight nominees listed to the right. ☐	Nominees: Michael T. Fadden John B. Ewing, Jr. Scott D. Heflin Earl P. Hoffman Charles A. Holtgraves Larry J. Horbach Gary A. McConnell Abe Yeddis

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name on the space provided below.)

2. Ratification of public accountants

FOR	AGAINST	ABSTAIN
☐	☐	☐

3. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES FOR DIRECTOR, FOR THE RATIFICATION OF PUBLIC ACCOUNTANTS, AND WITH DISCRETIONARY AUTHORITY ON ALL OTHER MATTERS.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: _____, 2002

_____   _____
Signature of Shareholder   Signature of Shareholder

NOTE: Please sign exactly as your name appears hereon. When signing as attorney, executor, administrator, trustee, guardian or conservator, give full title. All joint tenants must sign.

GATEWAY ENERGY CORPORATION

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

FOR THE ANNUAL MEETING OF STOCKHOLDERS

MAY 22, 2002

The undersigned hereby constitutes and appoints Michael T. Fadden and Earl P. Hoffman, with full power to act alone, or any substitute appointed by either of them, the undersigned's agent, attorney and proxy to vote the number of shares the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of Gateway Energy Corporation, to be held at The Warwick Hotel, 5701 Main Street, Houston, Texas 77005 on the 22nd day of May, 2002 at 10:00 a.m. Central time or any adjournments as indicated hereon.

(To be Signed on Reverse Side)